Exhibit 4.6

COMPENSATION POLICY

NOVA MEASURING INSTRUMENTS LTD.

Compensation Policy for Executive Officers and Directors

(As Amended on June 25, 2020)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nova Measuring Instruments Ltd. (“Nova” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Nova’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nova’s value and otherwise assist Nova to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nova’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Nova’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Nova’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Nova (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Nova’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Nova’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Nova’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Nova’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Nova’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nova’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Nova’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Nova’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Nova were examined and will continue to be examined by Nova from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nova.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Nova to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Nova’s ability to attract and retain highly skilled professionals, Nova will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Nova shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nova’s practice and the practice in peer group companies;

7.1.5.
Nova shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nova’s policies and procedures and the practice in peer group companies; and

7.1.6.
Nova shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nova’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes).

7.3.
In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Nova may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nova’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Nova’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Nova’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds (based on annual budget revenue and/or positive non-GAAP operating income) that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Nova’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	The total annual cash bonuses awarded to all of Nova’s Executive Officers shall not exceed 10% of Nova’s non-GAAP operating income.

8.4.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus will become due on the same scheduled date for annual cash bonus payments by the Company.

8.5.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Nova’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Nova’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on:

9.1.1.
Overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow. At least 30% of the annual cash bonus of Nova’s Executive Officers will be based on overall company performance measures; and

9.1.2.
Divisional objectives which may include operational objectives, such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction, project milestones objectives, such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.	Information on the CEO’s performance measurable objectives shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

9.3.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.4.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.5.
The annual cash bonus of Nova’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.5.1.	Between 40%-60% will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow; and

9.5.2.
Between 20%-50% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as expansion of the Company’s organic growth engines and achieving strategic technology objectives.

9.6.
The less significant part of the annual cash bonus granted to Nova’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Nova may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 30% of the Executive Officer’s total compensation package on an annual basis.

10.2.
Signing Bonus. Nova may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Executive Officer.

10.3.
Relocation Bonus. Nova may grant its Executive Officers a special bonus in the event of relocation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Nova shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Nova prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Nova’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Nova and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Nova is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant.

12.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Nova’s Equity-Based Compensation Policy, the main terms of which shall be disclosed in the annual report of Nova.

12.5.
All other terms of the equity awards shall be in accordance with Nova’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - 500% of the CEO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 300% of such Executive Officer’s annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Nova may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to three (3) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

15.	Adjustment Period

Nova may provide an additional adjustment period of up to nine (9) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

16.	Additional Retirement and Termination Benefits

Nova may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nova may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nova for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Nova may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Nova, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Nova may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Nova, all subject to applicable law and the Company’s articles of association.

20.2.	Nova will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The annual premium to be paid by the Nova shall not exceed 9% of the aggregate coverage of the Insurance Policy;

20.2.2.
The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nova’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nova shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	The annual premium shall not exceed 300% of the last paid annual premium; and

20.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Nova may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and

20.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.
Extension of the exercising period of options for Nova’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.3.
The following benefits may be granted to Nova's Board members: All Nova’s Board members, excluding the chairman of the Board, shall be entitled to an equal annual and per-meeting compensation.22.2. The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”) and, in any event, the annual payment and the per-meeting payment shall not be greater than two (2) times the maximal annual payment and per-meeting payment, respectively, allowed under the Compensation of Directors Regulations, in the case of Nova.

22.3.
Notwithstanding the provisions of Sections 22.1 and 22.2 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in the case of Nova, by the Compensation of Directors Regulations.

22.4.
The chairman of the Board shall be entitled to a base compensation that shall not exceed six (6) times the compensation of a director (including annual and per meeting compensation and excluding equity compensation).

22.5.
Each member of Nova’s Board (excluding the chairman of the Board) may be granted annually equity-based awards with a total fair market value of up to US$150,000. The equity-based awards shall vest annually over a period of between three (3) to four (4) years.

22.6.	The chairman of the Board may be granted up to an average annual equity compensation (of two (2) sequential years) that shall not exceed six (6) times of any director’s equity compensation per year.

22.7.	In addition, members of Nova’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Nova.

22.8.	It is hereby clarified that the compensation stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

23.
Nothing in this Policy shall be deemed to grant any of Nova’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.
In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the adoption of this Policy, Nova may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Nova and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nova.